Filed by Cymer, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cymer, Inc.

Commission File No.: 000-21321

On November 2, 2012, Cymer, Inc. posted the following to an internal website for its employees:

ASML/Cymer Acquisition

Q & A

WW: 43

•	Will the legal entities for Cymer, Inc. and the regional offices be dissolved after the merger?

o	There is nothing in the merger agreement between ASML and Cymer that indicates that Cymer, Inc. or its subsidiaries will be dissolved after the merger. We expect that all brand naming will remain the same. ASML intends to manage Cymer’s commercial operations as an independent division based in the United States, and Cymer will continue to deliver and service DUV and EUV sources for all customers on an arm’s length basis.

•	Will members of the finance / accounting departments work together with ASML staff before the merger is completed?

o	No. Regulatory provisions governing the merger prohibit ASML and Cymer from any joint operational activities until the merger has been completed.

•	Will our job content change as a result of the merger? If so, when?

o	At this time there are no anticipated changes to our departmental structure or our job structures.

•	Will there be layoff notices given to any employees before the merger is completed?

o	There is no contemplation of a reduction in force.

•	What accounting ERP system is ASML using? Will we be expected to adopt this or will we continue on Oracle?

o	ASML currently uses SAP. At this point, there have been no discussions to migrate from Oracle to SAP.

•	When will the accounting data be integrated into ASML’s system?

o	These specifics will need to be worked out. We will need to develop a strategy to accomplish this as the completion of the merger draws closer, but in any event, this would not occur until after the merger has been completed.

•	Will we be able to retain our current temporaries and contractors? For how long? If not, will any type of severance package be offered to them for their years of loyalty to Cymer?

o	There are no anticipated changes to the way that we operate our departments. There are no plans at this time to dismiss our temporary staff and contractors. Typically, outside contractors and temporaries do not participate in Cymer benefit plans.

•	Will our salaries be reduced to “map” with ASML’s salaries? Will Cymer transition to ASML’s salary structure after the merger? Will Cymer transition to ASML’s benefits system after the merger?

o	ASML has agreed to maintain compensation and benefits plans that are in the aggregate no less favorable than our existing plans for at least twelve months after the completion of the merger.

•	How do the following three areas compare between ASML and Cymer:

o	Salaries

o	Merit increases

o	Employee benefits

o	We do not have this information at this time. Once integration planning commences, we expect that this type of information will be shared between the organizations.

• Will EUV development transfer completely to ASML or is it strictly sharing knowledge?

o	Following completion of the merger, the combined company will openly collaborate on the development of EUV without the current restrictions due to the legal constraints and the need to maintain the propriety of intellectual property. The duplication of R&D effort will be eliminated and time to market will be accelerated. San Diego will remain the DUV and EUV Light Source Center.

•	What is the impact on the Oracle AP/FA/ER project that Dave champions?

o	We are currently evaluating this project and we will advise region Finance once a decision has been made.

•	Should we continue to work on projects that bring more efficiency to the Cymer operation or should we wait until after the merger and evaluate any initiatives against the resources/systems ASML has available?

o	Absolutely, we should continue to work on projects that improve efficiency and reduce cost.

•	Since the merger is still to take effect and both ASML and Cymer should continue to work as we have done so far, why was there no Cymer earnings call?

o	As is typical following a merger announcement, we decided not to conduct an earnings call. We purposefully issued our earnings press release, which contained no forward guidance, on the same day we filed our 10-Q for the third quarter of 2012.

•	In Bob Akins’ all hands meeting with regards to the merger, he confirmed a number of times that “San Diego” would not be impacted. What can be said with regards to regional offices?

o	The same message given about San Diego would also apply to the regional offices. There are no changes contemplated to regional operations at this time.

•	Will the current Cymer executive management team have similar positions within ASML after the merger?

o	It is anticipated that Bob will continue to lead Cymer’s EUV source development activities and Ed will continue to lead Cymer’s DUV, IBP, and DPG businesses.

•	Aside from bonuses, how do yearly salary raises get affected?

o	We will continue to execute to our current timeline and plan for the 2013 AOP, CPAT, LTIP and Merit. Cymer management will recommend merit increases and LTIP grants, review with the Cymer compensation committee. Upon approval, programs will be administered in accordance with current processes and the merger agreement.

•	Is it possible to listen to an audio recording of the October 17, 2012 All Employees Meeting?

o	The audiotape of the above employee meeting will be made available this week. An announcement will be communicated.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer, Inc. (“Cymer”) or ASML Holding N.V. (“ASML”), the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Cymer and ASML undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the industries in which Cymer and ASML operate, including the expected development of EUV technology, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,”

“guidance” and similar expressions to identify these forward-looking statements. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, the possibility that (1) Cymer and ASML may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Cymer and ASML; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Cymer and ASML.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Cymer and ASML described in their respective Annual Reports on Form 10-K or Form 20-F, as applicable, Quarterly Reports on Form 10-Q, as applicable, and other documents filed from time to time with the Securities and Exchange Commission.

Important Information for Investors and Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of Cymer by ASML will be submitted to the stockholders of Cymer for their consideration. In connection therewith, ASML will file a registration statement on Form F-4 with the SEC that will include a proxy statement of Cymer and a prospectus of ASML. Cymer and ASML also plan to file other documents with the SEC regarding the proposed transaction. CYMER URGES INVESTORS AND SECURITY HOLDERS OF CYMER TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Copies of the proxy statement/prospectus and other documents containing important information about Cymer and ASML, once such documents are filed with the SEC, through the website maintained by the SEC (http://www.sec.gov). Copies of the documents filed with the SEC by Cymer will be available free of charge on Cymer’s website at www.Cymer.com under the heading “Investors” and then under “SEC Filings.” or by contacting Cymer’s Investor Relations Department at 17075 Thornmint Court, San Diego, CA, 92127, 858-385-6097. Copies of the documents filed with the SEC by ASML will be available free of charge on ASML’s website at www.ASML.com under the heading “Investors” and then under “SEC Filings” or by contacting ASML’s Investor Relations Department at De Run 6501, 5504 DR Veldhoven, P.O. Box 324, 5500 AH Veldhoven, The Netherlands 480-383-3949.

Cymer and ASML and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cymer in connection with the proposed merger. Information about the directors and executive officers of Cymer and their ownership of Cymer’s common stock is set forth in the proxy statement for Cymer’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Information about the directors and executive officers of ASML and their ownership of ASML common stock is set forth in the ASML Annual Report for the fiscal year ended December 31, 2011, as filed with the SEC on Form 20-F on February 14, 2012. Additional information regarding the interests of those persons and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.